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                             June 25, 2024

       Henry Liu
       Chief Executive Officer
       Lakeside Holding Limited
       1475 Thorndale Avenue, Suite A
       Itasca, Illinois 60143

                                                        Re: Lakeside Holding
Limited
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-278416

       Dear Henry Liu:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Exhibit 23.1, page 1

   1.                                                   Please obtain and file
an updated consent from your auditor.
              Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
       Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Yang Ge, Esq.